NOVINT TECHNOLOGIES, INC.

100 Merrick Road–Suite 400W
Rockville Centre, NY 11570

February 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Michael Foland, Esq.
Re:	Novint Technologies, Inc.
Registration Statement on Form 10-12G
File No. 000-51783
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novint Technologies, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form 10-12G (File No. 000-51783) (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Time on Wednesday, February 12, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

NOVINT TECHNOLOGIES, INC.

/s/ Orin Hirschman
Orin Hirschman
President